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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING

FEB 2 6 2004

WASHINGTON SECTION

SEC FILE NUMBER
8- 29671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/03_____ AND ENDING_____12/31/03_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Concepts Capital Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

7121 Fairway Drive
                         (No. and Street)

Palm Beach Gardens	FL	33418-3764
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Barry Rittman, Controller__   561-472-2048
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

777 South Flagler Drive, Suite 215	West Palm Beach	FL	33401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Denis S. Walsh_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Money Concepts Capital Corp._ , as of _December 31_ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

IRENE JUDITH YANNETT
MY COMMISSION EXPIRES
March 12, 2005
#CC 999142
Bonded thru
Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

_____
Signature

President
_____
Title

_____ 2/6/04
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Financial Statements and Supplementary Information

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 215
Phillips Point East Tower
777 South Flagler Drive
West Palm Beach, FL 33401-6165

Independent Auditors' Report

The Board of Directors
Money Concepts Capital Corp.:

We have audited the accompanying statements of financial condition of Money Concepts Capital Corp. (the Company) (a wholly owned subsidiary of Money Concepts International, Inc.) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Concepts Capital Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 6, 2004



MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	490,261	703,804
Commissions receivable		787,204	187,049
Deposit with clearing broker		25,000	25,000
Prepaid expenses and other assets		21,298	3,754
Deferred tax asset, net		53,456	13,978
Income tax receivable from Parent		—	11,128
	$	1,377,219	944,713

Liabilities and Stockholder's Equity

		2003	2002
Liabilities:			
Commissions payable	$	460,000	149,639
Accounts payable and accrued expenses		52,747	84,192
Deferred revenue		100,137	—
Income tax payable to Parent		47,669	—
Total liabilities		660,553	233,831
Stockholder's equity:			
Common stock, no par value, stated value of $100 per share.			
Authorized, issued, and outstanding 100 shares		10,000	10,000
Additional paid-in capital		40,000	40,000
Retained earnings		666,666	660,882
Total stockholder's equity		716,666	710,882
	$	1,377,219	944,713

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Operations

Years ended December 31, 2003 and 2002

		2003	2002
Revenue:			
Sales commissions	$	16,812,264	15,503,958
Investment advisory fees		7,210,358	8,051,807
Interest		6,146	9,547
Other		250	133,926
Total revenue		24,029,018	23,699,238
Expenses:			
Commissions on sales and investment advisory		18,297,185	17,690,640
Salaries and employee benefits		2,995,637	2,740,954
Office expenses		1,026,032	1,134,600
Management fees to Parent		1,201,451	1,184,962
Marketing		19,590	47,376
Travel and meetings		42,840	360,952
Professional fees		130,887	210,677
Other expenses		301,421	291,513
Total expenses		24,015,043	23,661,674
Income before income taxes		13,975	37,564
Income tax expense		8,191	16,510
Net income	$	5,784	21,054

See accompanying notes to financial statements.

3

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2003 and 2002

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2001	$	10,000	40,000	639,828	689,828
Net income		—	—	21,054	21,054
Balance, December 31, 2002		10,000	40,000	660,882	710,882
Net income		—	—	5,784	5,784
Balance, December 31, 2003	$	10,000	40,000	666,666	716,666

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 5,784	21,054
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Deferred taxes	(39,478)	27,638
Changes in operating assets and liabilities:		
(Increase) decrease in commissions receivable	(600,155)	157,293
(Increase) decrease in prepaid expenses and other assets	(17,544)	456,136
Decrease (increase) in income tax receivable from Parent	11,128	(11,128)
Increase (decrease) in commissions payable	310,361	(125,835)
(Decrease) increase in accounts payable and accrued expenses	(31,445)	25,772
Increase in deferred revenue	100,137	—
Increase (decrease) in income tax payable to Parent	47,669	(8,648)
Total adjustments	(219,327)	521,228
Net cash (used in) provided by operating activities	(213,543)	542,282
Net (decrease) increase in cash and cash equivalents	(213,543)	542,282
Cash and cash equivalents, beginning of year	703,804	161,522
Cash and cash equivalents, end of year	$ 490,261	703,804

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Money Concepts Capital Corp. (the Company) is a registered broker/dealer and investment adviser (Money Concepts Capital Corp., also d/b/a Money Concepts Advisory Service), and a member firm of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Money Concepts International, Inc. (the Parent), a financial services holding company. Mutual funds, annuities, life insurance, and limited partnership interests are sold through the Company's independent registered representatives.

As a nonclearing broker/dealer and registered investment adviser, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

(b) Use of Estimates

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and general practice within the brokerage industry. In preparing the financial statements management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenue and expenses for the period. Actual results could differ from those estimates.

(c) Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

(d) Income Taxes

The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

(e) Cash Equivalents

The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

6   (Continued)

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Notes to Financial Statements

December 31, 2003 and 2002

(2) Net Capital Requirements

Pursuant to the uniform net capital provisions of Rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2003 and 2002, the Company's net capital was $580,837 and $658,037, respectively, which was $536,778 and $642,440 in excess of its required net capital of $44,059 and $15,597, respectively. The Company's net capital ratio was 1.14 to 1 at December 31, 2003 and 0.36 to 1 at December 31, 2002.

(3) Related-Party Transactions

The Company paid approximately $382,000 and $373,000 during fiscal year 2003 and 2002, respectively, for rent to the Parent. The lease is month-to-month and may be canceled at any time.

The Company entered into a management agreement with the Parent that requires the Company to pay the Parent 5% of total revenue of the Company, until such agreement is canceled by the Parent. Fees are paid for the use of the Parent's network of independent financial planning centers for marketing, independent agent recruiting and training, among other items. During the years ended December 31, 2003 and 2002, the Company paid management fees of $1,201,451 and $1,184,962, respectively, to the Parent.

(4) Defined Contribution Plan

The Company makes contributions to a defined contribution plan which covers qualified employees. Contributions by the Company are made solely at the discretion of the board of directors of the Company. During the years ended December 31, 2003 and 2002, the Company contributed approximately $78,000 and $76,000, respectively, to this plan.

(5) Income Taxes

Income tax expense attributable to income from operations consists of:

		Current	Deferred	Total
Year ended December 31, 2003:				
U.S. federal	$	40,702	(33,707)	6,995
State and local		6,967	(5,771)	1,196
	$	47,669	(39,478)	8,191
Year ended December 31, 2002:				
U.S. federal	$	(9,502)	23,598	14,096
State and local		(1,626)	4,040	2,414
	$	(11,128)	27,638	16,510

(Continued)

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Notes to Financial Statements

December 31, 2003 and 2002

Income tax expense differs from the amount computed by applying the statutory Federal income tax rate of 34% to income before taxes as follows:

		2003	2002
Tax expense at statutory federal income tax rate	$	4,752	12,772
State income taxes, net of federal benefit		789	1,593
Nondeductible meals and entertainment and other		2,650	2,145
	$	8,191	16,510

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2003 and 2002 is as follows:

		2003	2002
Deferred tax asset:			
Furniture and equipment	$	—	56
Accrued expenses		53,456	13,922
Total gross deferred tax asset		53,456	13,978
Less valuation allowance		—	—
Net deferred tax asset	$	53,456	13,978

(Continued)

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Notes to Financial Statements

December 31, 2003 and 2002

(6) Contingencies

The Company is subject to lawsuits, claims, and other complaints arising out of the ordinary conduct of business. While the ultimate results and outcomes from these matters cannot be determined precisely, management, based in part upon the advice of legal counsel, believes that all matters are adequately covered by insurance or, if not covered, are without merit or are of such amounts as would not have a material adverse effect on the Company's financial position or results of operations.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2003

Computation of net capital:

Total stockholder's equity qualified for net capital		$	716,666

Deduct nonallowable assets and other deductions and/or charges:

Nonallowable assets:

Certain commissions receivable, net of certain commissions payable	$	48,132
Prepaid expenses and other assets		21,298
Deferred tax asset		53,456
Fidelity bond deductible		12,943

Total nonallowable assets		135,829
Net capital	$	580,837

Amounts included in total liabilities which represent aggregate
indebtedness – commissions payable, and accounts payable and
accrued expenses .... $ 660,553

Computation of basic net capital requirement:

Minimum net capital required (the greater of $5,000 or 6-2/3%
of aggregate indebtedness) .... $ 44,059

Excess net capital .... $ 536,778

Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) ... $ 514,782

Ratio of aggregate indebtedness to net capital .... 1.14 to 1

Note: See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital
Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

10

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2003

	Net capital
Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$ 637,831
Increase in deferred tax asset	(39,478)
Adjustment to professional fees	(9,325)
Adjustment to income tax provision	(8,191)
Net capital computation pursuant to Rule 15c3-1	$ 580,837

See accompanying independent auditors' report.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2003

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

See accompanying independent auditors' report.



KPMG LLP
Suite 215
Phillips Point East Tower
777 South Flagler Drive
West Palm Beach, FL 33401-6165

**Independent Auditors' Report on
Internal Control Required by Rule 17a-5 of
the Securities Exchange Act of 1934**

The Board of Directors
Money Concepts Capital Corp.:

In planning and performing our audit of the financial statements and supplementary schedules of Money Concepts Capital Corp. (the Company), (a wholly owned subsidiary of Money Concepts International, Inc.) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons;

2.   Recordation of differences required by Rule 17a-13; and

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is



subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 6, 2004